

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc
1828 N. Higley Road, Suite 116
Mesa, AZ 85205

Re: Atlis Motor Vehicles Inc
Post-Qualification Amendment No. 10 on Form 1-A
Filed August 29, 2022
File No. 024-11714

Dear Mr. Hanchett:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 10 on Form 1-A filed August 29, 2022

Corporate Reorganization, page 5

1. Please expand your response to prior comment 1 to clarify on what exemption you will rely for the exchange between ATLIS and Atlis Motors and, if you intend to rely on Regulation A+, how you satisfy all applicable criteria, including the offering amount limitation. Given that your response to the third and fourth bullets of that comment states you will "continue to rely on Regulation A+" after the transactions, it is unclear how those transactions will be effected. It is similarly unclear how you concluded this offering and the exchange will, on a combined basis, not exceed $75 million. Your response merely states, without detail or analysis, that the total value of the offering will be below that amount.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to

Mark Hanchett
Atlis Motor Vehicles Inc
September 2, 2022
Page 2

qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mike Blankenship